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FIRST SECURITY BENEFIT LIFE INSURANCE
AND ANNUITY COMPANY OF NEW YORK
--------------------------------------------------------------------------------
70 WEST RED OAK LANE, FOURTH FLOOR
WHITE PLAINS, NEW YORK 10604
ADMINISTRATIVE OFFICE: P.O. BOX 750497, TOPEKA, KS 66675-0497

April 30, 2004

Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, NW
Washington, DC 20549

Subj:  Variable Annuity Account A
       File No.:  811-21104 and 333-89236
       Date of Filing:  04/30/2004
       Accession No.:  0000088525-04-000046

Dear Sir or Madam:

Please withdraw the above noted 485BPOS filing as it was filed under the incorrect CIK number. The correct filing has occurred. It is accession number
0000088525-04-000053.

Please contact Amy Lee at (785) 438-3226 if you have any questions about this filing. Thank you for your assistance.

Sincerely,

J. MICHAEL KEEFER

J. Michael Keefer

Vice President, General Counsel and Secretary
First Security Benefit Life Insurance and
   Annuity Company of New York